

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 03 2007
WASH, D.C.
190
SECTION

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number: 00-17377

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Bank of the Commonwealth 401 (k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Commonwealth Bankshares, Inc., 403 Boush Street, Norfolk, VA 23510.

Required Information

In lieu of Items 1 – 3 of this Form 11-K, certain financial information regarding the Plan has been prepared in accordance with the financial reporting requirements of ERISA is attached to this Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1942, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of the Commonwealth 401 (k) Profit Sharing Plan
(Name of Plan)

Date: June 29, 2007

By: 
Edward J. Woodard, Jr., CLBB,
Chairman of the Board, President,
and Chief Executive Officer

Date: June 29, 2007

By: 
Cynthia A. Sabol, CPA,
Executive Vice President
and Chief Financial Officer

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210-0110
1210-0089

2006

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2006 or fiscal plan year beginning , and ending ,

A This return/report is for:
(1) [ ] a multiemployer plan;
(2) [X] a single-employer plan (other than a multiple-employer plan);
(3) [ ] a multiple-employer plan; or
(4) [ ] a DFE (specify) ______

B This return/report is:
(1) [ ] the first return/report filed for the plan;
(2) [ ] an amended return/report;
(3) [ ] the final return/report filed for the plan;
(4) [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ [ ]

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ [ ]

Part II Basic Plan Information — enter all requested information.

1a Name of plan
BANK OF THE COMMONWEALTH 401(K)
PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.) 01/01/1993

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
BANK OF THE COMMONWEALTH

403 BOUSH STREET

NORFOLK VA 23501-0000

2b Employer Identification Number (EIN) 54-0886483

2c Sponsor's telephone number 757-446-6907

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE Cynthia Sabol | 5/22/07 | Cynthia Sabol
Signature of plan administrator | Date | Type or print name of individual signing as plan administrator

SIGN HERE Cynthia Sabol | 5/22/07 | Cynthia Sabol
Signature of employer/plan sponsor/DFE | Date | Type or print name of individual signing as employer, plan sponsor or DFE



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	107
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	148
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	45
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	193
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	193
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	146
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	2
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	13

8 Benefits provided under the plan (complete **8a** and **8b**, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2F 2G 2J 2K 2E 3E

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)
(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

v9.0



Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1)	[X]	R	(Retirement Plan Information)
(2)	[ ]	B	(Actuarial Information)
(3)	[ ]	E	(ESOP Annual Information)
(4)	[X]	SSA	(Separated Vested Participant Information)

b Financial Schedules

(1)	[ ]		H	(Financial Information)
(2)	[X]		I	(Financial Information -- Small Plan)
(3)	[X]	1	A	(Insurance Information)
(4)	[ ]		C	(Service Provider Information)
(5)	[X]		D	(DFE/Participating Plan Information)
(6)	[ ]		G	(Financial Transaction Schedules)

v9.1



SCHEDULE A
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2006

This Form is Open to Public Inspection.

For calendar plan year 2006 or fiscal plan year beginning , and ending ,

A Name of plan
BANK OF THE COMMONWEALTH 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
BANK OF THE COMMONWEALTH

D Employer Identification Number
54-0886483

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions**

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

ING LIFE INSURANCE AND ANNUITY COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	(g) To
71-0294708	86509	888420	107	01/01/2006	12/31/2006

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commissions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
1077	681



(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

NEXT FINANCIAL GROUP, INC.
2500 WILCREST DR., STE 620
HOUSTON TX 77042-0000

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
808			3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

RETIREMENT PLANNERS

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
	681	TO THIRD PARTY ADMINISTRATOR	5

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

DAVID R. KRAUSE
2809 S. LYNNHAVEN ROAD, STE 120
VIRGINIA BEACH VA 23452-0000

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
269			3

v9.0



Official Use Only

Part II Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3	Current value of plan's interest under this contract in the general account at year end	0
4	Current value of plan's interest under this contract in separate accounts at year end	0

5 Contracts With Allocated Funds

a State the basis of premium rates ▶

b Premiums paid to carrier

c Premiums due but unpaid at the end of the year

d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount

Specify nature of costs ▶

e Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity
(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract (1) ☐ deposit administration (2) ☐ immediate participation guarantee
(3) ☐ guaranteed investment (4) ☐ other (specify below)
▶

b	Balance at the end of the previous year		105878
c	Additions: (1) Contributions deposited during the year	1993	
	(2) Dividends and credits		
	(3) Interest credited during the year	-7378	
	(4) Transferred from separate account		
	(5) Other (specify below) ▶ MISCELLANEOUS	218	
	(6) Total additions		-5167
d	Total of balance and additions (add b and c(6))		100711
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year		
	(2) Administration charge made by carrier		
	(3) Transferred to separate account	100696	
	(4) Other (specify below) ▶ MISCELLANEOUS	15	
	(5) Total deductions		100711
f	Balance at the end of the current year (subtract e(5) from d)		0

v9.0



Official Use Only

Part III **Welfare Benefit Contract Information**

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision) b ☐ Dental c ☐ Vision d ☐ Life insurance
e ☐ Temporary disability (accident and sickness) f ☐ Long-term disability g ☐ Supplemental unemployment h ☐ Prescription drug
i ☐ Stop loss (large deductible) j ☐ HMO contract k ☐ PPO contract l ☐ Indemnity contract
m ☐ Other (specify) ▶

8 Experience-rated contracts

a Premiums: (1) Amount received		
(2) Increase (decrease) in amount due but unpaid		
(3) Increase (decrease) in unearned premium reserve		
(4) Earned ((1) + (2) - (3))		
b Benefit charges: (1) Claims paid		
(2) Increase (decrease) in claim reserves		
(3) Incurred claims (add (1) and (2))		
(4) Claims charged		
c Remainder of premium: (1) Retention charges (on an accrual basis) --		
(A) Commissions		
(B) Administrative service or other fees		
(C) Other specific acquisition costs		
(D) Other expenses		
(E) Taxes		
(F) Charges for risks or other contingencies		
(G) Other retention charges		
(H) Total retention		
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)		
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement		
(2) Claim reserves		
(3) Other reserves		
e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)		

9 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier	
b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount	

Specify nature of costs ▶

v9.0



SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2006

This Form is Open to Public Inspection.

For calendar plan year 2006 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
BANK OF THE COMMONWEALTH 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
BANK OF THE COMMONWEALTH

D Employer Identification Number
54-0886483

Part I **Information on Interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**

(a) Name of MTIA, CCT, PSA, or 103-12IE MAP CONTRACT

(b) Name of sponsor of entity listed in (a) ING LIFE INSURANCE & ANNUITY CO.

(c) EIN-PN 71-0294708-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

v9.0



Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

v9.0



Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d		X	
e	Participant loans	3e	X		32866
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		5000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

v9.0



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2006

This Form is Open to Public Inspection.

For calendar year 2006 or fiscal plan year beginning , and ending ,

A Name of plan
BANK OF THE COMMONWEALTH 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
BANK OF THE COMMONWEALTH

D **Employer Identification Number** 54-0886483

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 45-0404698 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, skip lines 7 and 8 and complete line 9.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) . . . . . ☐ Increase ☐ Decrease ☐ No

Part IV Coverage (See instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements . . . . ☒ the ratio percentage test ☐ average benefit test



SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1 is checked.**

Official Use Only

OMB No. 1210-0110

2006

This Form is NOT Open to Public Inspection.

For calendar plan year 2006 or fiscal plan year beginning , and ending ,

A Name of plan
BANK OF THE COMMONWEALTH 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
BANK OF THE COMMONWEALTH

D Employer Identification Number
54-0886483

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶ Cynthia Sabol

Phone number of plan administrator ▶ 757-446-6907 Date ▶ 6/20/07



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				**Use with entry code "A" or "B"**		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant (First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment
A	107703255	DEBORAH	S	ALLSBROOK	A	A	
A	111643802	VIVIAN	M	HARRIS	A	A	
A	223904311	DEBRA	D	ROPER	A	A	
A	224948312	PAMELA	T	BILLUPS	A	A	

	Use with entry code "A" or "B"			**Use with entry code "C"**	
	Amount of vested benefit				
	Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number
A			6259.35		
A			335.24		
A			14937.48		
A			16521.45		

v9.0



SCHEDULE I (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2006

This Form is Open to Public Inspection.

For calendar year 2006 or fiscal plan year beginning , and ending ,

A Name of plan BANK OF THE COMMONWEALTH 401(K) PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 BANK OF THE COMMONWEALTH	**D** Employer Identification Number 54-0886483

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

		(a) Beginning of Year	**(b)** End of Year
1 Plan Assets and Liabilities:			
a Total plan assets	**1a**	1738292	2401238
b Total plan liabilities	**1b**		
c Net plan assets (subtract line 1b from line 1a)	**1c**	1738292	2401238
2 Income, Expenses, and Transfers for this Plan Year:		**(a)** Amount	**(b)** Total
a Contributions received or receivable			
(1) Employers	**2a(1)**		
(2) Participants	**2a(2)**	379159	
(3) Others (including rollovers)	**2a(3)**	186394	
b Noncash contributions	**2b**		
c Other income	**2c**	221048	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	**2d**		786601
e Benefits paid (including direct rollovers)	**2e**	123655	
f Corrective distributions (see instructions)	**2f**		
g Certain deemed distributions of participant loans (see instructions)	**2g**		
h Other expenses	**2h**		
i Total expenses (add lines 2e, 2f, 2g, and 2h)	**2i**		123655
j Net income (loss) (subtract line 2i from line 2d)	**2j**		662946
k Transfers to (from) the plan (see instructions)	**2k**		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	**3a**		X	
b Employer real property	**3b**		X	





Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d		X	
e	Participant loans	3e	X		32866
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		5000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ______

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

v9.0



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2006

This Form is Open to Public Inspection.

For calendar year 2006 or fiscal plan year beginning , and ending ,

A Name of plan
BANK OF THE COMMONWEALTH 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
BANK OF THE COMMONWEALTH

D Employer Identification Number
54-0886483

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 45-0404698

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information

(If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . ▶ Month ____ Day ____ Year ____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . **6c** $

If you completed line 6c, skip lines 7 and 8 and complete line 9.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) . . . . ☐ Increase ☐ Decrease ☐ No

Part IV Coverage (See Instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements . . . . ☒ the ratio percentage test ☐ average benefit test



SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1 is checked.**

Official Use Only

OMB No. 1210-0110

2006

This Form is NOT Open to Public Inspection.

For calendar plan year 2006 or fiscal plan year beginning , and ending ,

A Name of plan BANK OF THE COMMONWEALTH 401(K) PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 BANK OF THE COMMONWEALTH	**D** Employer Identification Number 54-0886483

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶ Cynthia Sabol

Phone number of plan administrator ▶ 757-446-6907 Date ▶ 6/20/07



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	107703255	DEBORAH	S	ALLSBROOK	A	A	
A	111643802	VIVIAN	M	HARRIS	A	A	
A	223904311	DEBRA	D	ROPER	A	A	
A	224948312	PAMELA	T	BILLUPS	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			6259.35		
A			335.24		
A			14937.48		
A			16521.45		

v9.0



4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	228295947	KIRSTEN	A	GRAHAM	A	A	
A	229210023	LARA		RABI	A	A	
A	263872124	LYDIA	K	GROSS	A	A	
A	302681068	MARY	A	MEANS	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			1529.18		
A			675.37		
A			2717.37		
A			10940.39		

v9.0



4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	347584380	KAREN	L	MILLER	A	A	
A	549578485	KARIN		JIMENEZ	A	A	
D	223989222	THERES		SELIG-BERE			
D	231044227	JOHN	S	CARLISLE			

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			289.96		
A			3803.71		

v9.0



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
D	231113569	AMY	M	CULPEPPER- KAPA			

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number

v9.0



END